FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 000-22161

Corgi International Limited

(Exact name of Registrant as specified in its charter)

    Unit 10, 16/F, Wah Wai Centre, 38-40 Au Pui Wan Street,
Fotan, New Territories Hong Kong, S.A.R., China

    (Address
of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the
Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated January 6,
2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED

(Registrant)

Date: February 28, 2006

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer

Exhibit 99.1

Press Release dated January 6, 2006

Corgi Signs Deal to Produce Star Trek 40th Anniversary Collectibles; Plans Include Replicas from Original Series and Star Trek: Next Generation

CHICAGO--Jan. 6, 2006--Corgi International Limited (NASDAQ:CRGI), the leading name in die-cast scale models, has added another license to their already impressive portfolio, by signing a new deal with Copyright
Promotions to produce a range of commemorative products to celebrate
Star Trek's 40th anniversary in 2006.

The first two die-cast replica models from the Star Trek range will be launched in February 2006; the USS Enterprise NCC-1701 and the
Klingon Bird of Prey. Both spacecraft have become synonymous with the
Star Trek global phenomenon, with the Enterprise having been featured in the very first episode screened in 1966.

In May 2006, the third launch to come out of Corgi's commemorative range will be the Next Generation Enterprise NCC-1701-D. Set nearly a century after Star Trek, the show featured a new starship (also named
Enterprise) and a new crew. Star Trek: The Next Generation was the highest rated of all the Star Trek series, and was the number one syndicated show during the last few years of its original run in the
1990s.

A limited edition run of all three ships will be available in
Autumn/Winter 2006, each coming with a specially designed light up mount.

David Wootliff, Corgi's marketing director said: "Star Trek, like
Corgi, has entertained generations of children and grown-ups over the years, and we are delighted to be able to commemorate such a significant achievement with top quality replica models".

For more information, please visit www.corgi.co.uk

Since 1956, Corgi USA has been the worldwide pioneer of
collectible die-cast models and replicas. Legendary for its devotion to quality, authenticity and value, Corgi USA creates products to delight the entire family. Consumers can receive more information about the company and its line of products by calling 1-800-800-CORGI, or visiting us at: http://www.corgi-usa.com

Corgi USA is owned by Corgi Classics Limited, a wholly owned subsidiary of Corgi International Ltd (NASDAQ: CRGI)